DIH HOLDING US, INC.

77 Accord Park Drive; Suite D-1

Norwell, MA

Telephone: 877-944-2200

VIA EDGAR

January 13, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Robert Augustin

Re:	DIH Holding US, Inc.
Registration Statement on Form S-1
File No. 333-283853

Dear Mr. Augustin:

We refer to our letter dated January 10, 2025 pursuant to which we, as the registrant requested acceleration of effectiveness of the above-referenced Registration Statement so that it would become effective at 5:00 p.m. ET on Monday, January 13, 2025, or as soon as practicable thereafter. We hereby formally withdraw such request.

Very truly yours,

DIH HOLDING US, INC.

By:	/s/ Jason Chen
Name:	Jason Chen
Title:	Chief Executive Officer